

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2023

Zachary Wang
Chief Executive Officer
Aurora Technology Acquisition Corp.
4 Embarcadero Center
Suite 1449
San Francisco, CA 94105

      Re: Aurora Technology Acquisition Corp.
           Amendment No. 1 to Registration Statement on Form S-4
           Filed August 4, 2023
           File No. 333-271890

Dear Zachary Wang:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 8, 2023 letter.

Amendment No.1 to Form S-4

Question and Answers About the Proposals
Q: What happens if the Business Combination is not consummated?, page 28

1.   You disclose here and elsewhere in your prospectus that if you are not able to complete the Business Combination or another initial business combination by February 7, 2024 (or such later date that shareholders may approve an extension to), you will cease all operations except for the purpose of winding up and redeeming your Class A Ordinary Shares and liquidating the Trust Account. However, under "Extensions of Time to Complete a Business Combination" on page 150 you disclose that ATAK and your Transfer Agent entered into Amendment No. 2 to the Investment Management Trust

Agreement, to allow ATAK to extend the Business Combination Period six (6) times for an additional one (1) month each time from August 9, 2023 to February 9, 2024. Accordingly, please clarify the date you must complete your initial business combination as between February 7 or February 9, 2024.

Risk Factors
Risks Related to ATAK, the Business Combination and New DIH
The ATAK Warrant Agreement designates the courts of the State of New York or the United States District Court..., page 71

2. In response to comment 7, you revised your risk factor to disclose in part, consistent with your Warrant Agreement filed as Exhibit 4.6, that unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the full extent permitted by law, be the exclusive form for the resolution of any complaint asserting a cause of action arising under the Securities Act or the rules and regulations promulgated. However, you earlier disclose in this risk factor that the ATAK Warrant Agreement provides that any action, proceeding or claim against ATAK arising out of or relating in any way to the ATAK Warrant Agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York. Please clarify and consistently disclose the application of your exclusive forum clause to claims under the Securities Act. As your provision appears to apply to Securities Act claims, please disclose that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules thereunder.

The provision of the Proposed Certificate of Incorporation to be in effect following the Business Combination requiring exclusive venue..., page 77

3. We note your response to comment 8. Your disclosure in this risk factor provides that the federal district courts of the United States will be the sole and exclusive forum for the resolution of any complaint "against any person in connection with any offering of the Company's securities," asserting a cause of action arising under the Securities Act. Your proposed Amended and Restated Certificate of Incorporation in Section 8 of Annex D; however, does not include the additional clause "against any person in connection with any offering of the Company's securities." Please clarify if such additional clause should remain in your prospectus.

Background of the Business Combination, page 97

4. We note your response to comment 10, but we re-issue in part. You refer to ATAK, DIH, and Maxim throughout this section, but have not identified the individuals in those bodies

who were present for a meeting. Please revise to identify the individuals from ATAK, DIH, or Maxim that were present for such meetings.

Opinion of ATAK's Company's Financial Advisor

Comparable Company Analysis, page 100

5. We note your response to comment 13 and we re-issue in part. We note you disclosed calendar-year end revenue projections for 2023 in a table on page 102, but please also disclose the "Net Debt" removed from Enterprise Value to obtain an Implied Equity Value using this analysis of $284.1M.

Discounted Cash Flow Analysis, page 102

6. We note the tabular disclose of DIH projections provided in response to comment 14. On page 102 you disclose that in applying the DCF Analysis, Newbridge relied on the Financial Projections prepared by DIH that estimated certain revenue growth rates, as well as EBITDA and Cash flow margins. Please disclose EBITDA and EBIDTA margins relied upon in this analysis.

7. We note your response to comment 14 and we re-issue in part. You disclose that the estimates for revenue growth and cash flow margins between calendar years 2026 through 2032 were determined "collectively by the management team of DIH, ATAK and Newbridge, and are meant to be conservative, with no guarantees that these milestones can be achieved." Please disclose how DIH, ATAK and Newbridge collectively calculated that revenue growth of 25% and cash flow margin growth of 15% annually are sustainable from 2026 to 2023 and why assuming such growth rates are reasonable. Please also clarify what consideration the ATAK Board gave to the speculative nature of the discounted cash flow analysis through 2032 and the projections through the same extended period.

The ATAK Board's Reasons for the Approval of the Business Combination, page 103

8. In response to comment 16, you disclose that ATAK's Board "chiefly considered Newbridge's DCF analysis and the financial projections relied upon by Newbridge in performing its DCF analysis" We note also your disclosure under bulleted items that the ATAK Board considered before reaching its decisions that such due diligence included reviews of certain projections provided by DIH. If accurate, please revise to disclose however that the ATAK Board "chiefly considered Newbridge's DCF analysis and the financial projections relied upon by Newbridge in performing its DCF analysis" as discussed in your response.

Unaudited Pro Forma Condensed Combined Financial Information, page 140

9. We note your response to our prior comment 18 and that shareholders approved an amendment to your Amended and Restated Articles of Association to remove the net tangible assets provision. We also note your disclosure on the cover page that it is a

condition of the consummation of the Business Combination that ATAK receive confirmation from Nasdaq that the shares of New DIH to be issued in connection with the Business Combination have been listed or approved for listing on Nasdaq. Please identify the exemption that you are relying on in determining that the New DIH shares are not at risk of being deemed a penny stock under Exchange Act Rule 3a51-1. In this regard, we note that in the event the business combination proposal is approved but the merger does not occur, the shareholders will still be entitled to redemption rights. If the amount in the trust falls below $5,000,001 as a result of redemptions, the company would likely also no longer meet the Nasdaq listing standards. At that point it is possible the company would become a penny stock. Please revise to clearly discuss the impact that the trust falling below $5,000,001 would have upon your listing on Nasdaq and discuss the consideration given to the possibility that that the company would become an issuer of penny stock. Please provide clear disclosure that as a result of removing this provision from your Amended and Restated Articles of Association, your securities could fall within the definition of penny stock and clearly discuss the risk to the company and investors if your securities were to fall within the definition of penny stock.

Business of DIH
Our Strategy, page 164

10. In response to comment 23 you attribute the size of the global rehabilitation care market to Grandview Research. Please disclose the date of such report, and explain if you commissioned such report and and if so, provide a consent. Furthermore, you make various factual statements which appear your beliefs such as that "a machine which can be calibrated thereby producing consistent therapy" and that "manual therapy is likely to vary therapist to therapist or even patient to patient" and that "measurements of progress may also be subjective, varying from therapist to therapist which may result in a patient requiring a longer period of therapy." Please revise to characterize these statements as your belief.

Intellectual Property, page 178

11. In response to comment 24 you revised to describe where patent protection has been sought and obtained as well as the range of dates for patent coverage. You also respectfully request that this summary narrative description be used in lieu of the detailed chart that would otherwise be required. If patent protection is material to your business, please provide the detailed chart or otherwise explain why such information is not material to your business.

Results of Operations
Comparison of the Years Ended March 31, 2023 and 2022
Income Tax Expense, page 188

12.   We note your income tax expense for the year ended March 31, 2023 has significantly
        increased as compared to the amount for the year ended March 31, 2022. Please revise
        your discussion of income tax expenses to provide robust discussions to address each of
        the components of the effective tax rate disclosed on page F-79.

Management's Discussion and Analysis of Financial Condition and Results of Operations of DIH
Liquidity and Capital Resources, page 189

13.   We note your disclosure of the material terms of your credit agreements in response to
        comment 28, but we re-issue our comment in part. Please file copies of the lines of credit
        and long-term debt and amendments that are currently in place as exhibits to your
        registration statement or tell us why you believe you are not required to do so. Refer to
        Item 601(b)(10) of Regulation S-K.

        You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Shannon Buskirk,
Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial
statements and related matters. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202)
551-3844 or Kevin Dougherty, Attorney-Adviser, at (202) 551-3271 with any other questions.

                                                    Sincerely,

                                                    Division of Corporation Finance
                                                    Office of Energy & Transportation

cc: Ilan Katz